Exhibit 12.1
GETTY REALTY CORP.
STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES
(in thousands)

	2010	2009	2008	2007	2006

Earnings:
Earnings before income taxes and discontinued operations	$50,107	$41,653	$38,716	$27,500	$41,342

Add fixed charges:
Interest expense	5,050	5,091	7,034	7,760	3,527

Earnings	$55,157	$46,744	$45,750	$35,260	$44,869

Fixed charges — interest expense	$5,050	$5,091	$7,034	$7,760	$3,527

Ratio of Earnings to Fixed Charges	10.92x	9.18x	6.50x	4.54x	12.72x